# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLITRON DEVICES INC, CIK 0000091668
CUSIP: 834256208
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 901 SANSBURYS WAY, WEST PALM BEACH, Florida (FL), 33411
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001491567
Persons authorized to receive notices and communications: Christian Olesen, 185 Hudson Street, Suite 2539, Jersey City, New Jersey (NJ), 07311, 6108666200

## Reporting persons
- Olesen Value Fund L.P. (CIK 0001491567): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 216,508; shared voting power 0; sole dispositive power 216,508; shared dispositive power 0; aggregate amount beneficially owned 216,508 (10.1% of the class)
- Olesen Value Fund GP LLC (CIK 0001758043): type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 216,508; sole dispositive power 0; shared dispositive power 216,508; aggregate amount beneficially owned 216,508 (10.1% of the class)
- Olesen Christian (CIK 0001758002): type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 216,508; sole dispositive power 0; shared dispositive power 216,508; aggregate amount beneficially owned 216,508 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SOLITRON DEVICES INC
Address of issuer's principal executive offices: 901 SANSBURYS WAY, WEST PALM BEACH, Florida (FL), 33411

## Item 2. Identity and Background
Name of person filing: This statement is filed by Olesen Value Fund L.P., Olesen Value Fund GP LLC and Christian Olesen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The principal business address of each of the Reporting Persons is c/o Olesen Capital Management LLC, 185 Hudson Street, Suite 2539, Jersey City, New Jersey 07311.
Present principal occupation or employment: Olesen Value Fund L.P. is primarily engaged in the business of investing in securities and other investments. Olesen Value Fund GP LLC is primarily engaged in the business of serving as the general partner of Olesen Value Fund L.P. Christian Olesen's principal occupation is serving as the managing member of Olesen Value Fund GP LLC and Olesen Capital Management LLC. Olesen Capital Management LLC, whose principal business address is 185 Hudson Street, Suite 2539, Jersey City, NJ 07311, is primarily engaged in the business of serving as the investment manager of Olesen Value Fund L.P.
Criminal convictions in the last five years: None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Olesen Value Fund L.P. is a limited partnership existing under the laws of the State of Delaware. Olesen Value Fund GP LLC is a limited liability company existing under the laws of the Commonwealth of Pennsylvania. Christian Olesen is a citizen of Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer were acquired in open market transactions by Olesen Value Fund L.P., using its general working capital, for an aggregate purchase price of approx. $811,460. The shares are held in margin accounts together with other securities, and such margin accounts may from time to time have debit balances.

## Item 4. Purpose of Transaction
Purpose of transaction: The Common Stock reported in this filing is held for investment purposes. The Reporting Persons are interested in discussing with the Issuer's management, board of directors, and/or with third parties any options relating to shareholder value creation. Depending on the Reporting Persons' ongoing evaluation of general market conditions and general matters related to the Issuer, including the Issuer's financial condition and results, the Reporting Persons may determine whether to hold, increase, or decrease their investment in the Common Stock through open market, privately negotiated, or any other transactions. Depending on their assessment of the forgoing factors, the Reporting Persons may, from time to time, modify their present intentions as stated in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 216,508 shares, representing approximately 10.1% of the Issuer's outstanding Shares (based upon the 2,152,703 shares of common stock, par value $.01 per share, outstanding as of July 10, 2026 computed based on the Form 10-Q filed on July 13, 2026 with the Securities and Exchange Commission).
Number of shares as to which each person has sole or shared power to vote or dispose:
Olesen Value Fund L.P. has sole voting power and sole dispositive power with regard to 216,508 shares. Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen has shared voting power and shared dispositive power with regard to such shares.

Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen, by virtue of their relationships to Olesen Value Fund L.P. (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares which Olesen Value Fund L.P. directly beneficially owns. Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen disclaims beneficial ownership of such shares for all other purposes. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares reported herein.
Transactions in the class effected during the past sixty days:
The following sets forth all transactions with respect to shares effected by the persons named above in paragraph (a) of Item 5 during the last 60 days, all of which were open market transactions entered into by Olesen Value Fund L.P.:
6/24/2026: Sold 5,238 shares at $26.60/share.
6/25/2026: Sold 1,600 shares at $26.59/share.
7/1/2026: Sold 120 shares at $26.24/share.
7/2/2026: Sold 1,969 shares at $26.40/share.
7/6/2026: Sold 800 shares at $26.80/share.
7/7/2026: Sold 483 shares at $26.83/share.
7/8/2026: Sold 3,017 shares at $26.85/share.
7/10/2026: Sold 350 shares at $26.54/share.
7/17/2026: Sold 1,601 shares at $29.56/share.
7/20/2026: Sold 3,366 shares at $29.71/share.
7/21/2026: Sold 1,084 shares at $29.82/share.
7/22/2026: Sold 372 shares at $29.84/share.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Persons' knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Olesen Value Fund L.P.: Christian Olesen, Christian Olesen, Managing Member (07/23/2026)
- Olesen Value Fund GP LLC: Christian Olesen, Christian Olesen, Managing Member (07/23/2026)
- Olesen Christian: Christian Olesen, Christian Olesen (07/23/2026)